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Exhibit 99.(c)(3)

EXPLANATORY REPORT FROM A LEGAL AND FINANCIAL POINT OF VIEW OF
THE BOARD OF DIRECTORS OF TIM HELLAS TELECOMMUNICATIONS A.E.B.E.
ON THE (CASH OUT) MERGER OF "TIM HELLAS TELECOMMUNICATIONS
A.E.B.E." WITH "TROY GAC TELECOMMUNICATIONS S.A."

Dear shareholders,

        The (cash out) merger of our Company, the procedure for which was initiated by the Board of Directors through the drafting of the draft cash out merger agreement dated 21.7.2005, is based legally on Chapter 11 of Law 2190/1920, as this was added through p.d. 498/1987 and, in particular, on articles 79 and 69-78 and is an act through which a company limited by shares (absorbed) is dissolved without liquidation and transfers to another (existing) company limited by shares all of its assets and liabilities for a consideration in cash, which the company (absorbing), which receives these assets and liabilities pays to the shareholders of the absorbed company.

        In this case, our company named "TIM HELLAS TELECOMMUNICATIONS A.E.B.E." with registration number 27039/01AT/B/92/1961 will be absorbed by the company limited by shares named "TROY GAC TELECOMMUNICATIONS S.A.", which has its seat in the municipality of Agia Paraskevi Attica (3 Stratigou Tombra str.) with registration number 55017/01AT/B/03/177/05, in accordance with the provisions of the above articles combined with the provisions of Law 2166/1993.

        The advisability of this action was examined from the point of view of the Company and all of its shareholders. The absorbing company holds the majority (80.87%) of the shares of our Company. Consequently the advisability of the cash out merger had to be examined both from the point of view of the majority shareholder and from the point of view of the minority shareholders.

        Regarding the Company, the cash out merger is advisable because of the significant cost savings resulting from the Company ceasing to be a public company, particularly those costs associated with the Company having its annual financial statements audited for purposes of U.S. reporting and with preparing and filing separate annual and other reports with the SEC. These costs have increased significantly since the passage in July 2002 of the U.S. Sarbanes-Oxley Act of 2002 and the extensive rulemakings that followed by the SEC and the newly created Public Company Accounting Oversight Board. We anticipate that the merger will result in savings of several hundred thousand Euro per year.

        Moreover, the cash out merger and the consecutive delisting of the Company from Nasdaq and Euronext Amsterdam will result in the reduction in the amount of public information available to competitors about the Company's business and financial results that would result from the termination of the Company's obligations under the reporting requirements of the U.S. Securities Exchange Act of 1934 and the reporting requirements resulting from the listing on Euronext Amsterdam.

        The principal advantages of leaving the Company as a majority-owned public subsidiary of Troy GAC would be the ability of the current minority shareholders of the Company to remain as shareholders, thus potentially participating in any future improvement in the value of the Company's business. However, there is no guarantee that the value of the Company will increase in the future, as such business is subject to a variety of risks, including risks related to intense competition, to the regulatory environment, to technological evolution, etc. and thus, the advantages of taking the Company private significantly outweigh the limited advantages of leaving the Company as a majority-owned public subsidiary. Therefore, this alternative must be rejected.

        Regarding the majority shareholder, the cash out merger is advisable because it simplifies the structure of its group, provides it with flexibility in the management of the Company's business and leads to the rationalization of the management of the group's liabilities.

        Regarding the minority shareholders, the cash out merger is advisable, because it results in the liquidation of their investment for a fair consideration. The fairness of the consideration is ensured because the consideration per share is equal to the one agreed pursuant to good faith negotiations at arms-length between the absorbing company and the previous majority shareholder TIM International.

Through the provision of the same consideration the minority shareholders receive the control premium secured by the majority shareholder and which they would not have otherwise received. Moreover, this control premium that the minority shareholders will receive, will be free of any claims or indemnities relating to representations and warranties about the Company or its business.

        The merger consideration will be paid entirely in cash and is not subject to any financing condition or deferral. Thus, the merger will provide a source of liquidity to TIM Hellas' minority shareholders and an opportunity for them to obtain a return on their investment. In the absence of the merger, such a return may not be realizable at any time in the foreseeable future, and in any event would not be realizable free of requirements to pay brokerage or other commissions.

        In order to ensure that the consideration is fair the Board of Directors has sought a fairness opinion from the independent investment bank Morgan Stanley. Morgan Stanley reached the following conclusion, which was based on and subject to the considerations set out in the fairness opinion letter dated August 24, 2005: "[...] we are of the opinion on the date hereof that the Cash Consideration to be received by the holders of Ordinary Shares (other than Troy GAC) pursuant to the Merger Agreement is fair from a financial point of view to such holders of Ordinary Shares". Following also a presentation of Morgan Stanley to the Board of Directors as to the factors and assumptions used in reaching the above conclusions dated August 24, 2005, the Board of Directors adopts the analysis and conclusions of Morgan Stanley.

        The Board of Directors of the Company did not consider the liquidation value of the Company, because it considers the Company to be a viable going concern business. The Board of Directors believes that the liquidation value would be significantly lower than the Company's value as a viable going concern and as reflected in the amount of the merger consideration. Further, the Board of Directors did not specifically consider the net book value of the Company as a factor because it believed that net book value is not a material indicator of value of the Company as a going concern, but rather is indicative of historical costs. The Board did note, however, that the Company's net book value per share as of June 15, 2005 was € 10.62, which value is substantially below the amount of the merger consideration.

        The transfer of the assets and liabilities of the Company will take place in accordance with the provisions of Law 2166/1993 with no tax liabilities and at the book value, as stated in the books of the Company and which is certified by the relevant report of the auditor.

        The share capital of the absorbing company will remain unaffected after the completion of the merger, as the merger is a cash out merger and no new shares are issued.

        All of the assets and liabilities of the Company will be transferred to the absorbing company in accordance with the provisions of articles 69-79 of Law 2190/1920, as well as articles 1-5 of Law 2166/1993, as in force today, as this absorption is described in the draft merger agreement dated 21.7.2005.

        In accordance with the applicable legal framework, the merger between companies limited by shares is effected on favourable terms. Specifically, the provisions of Law 2166/93 give tax incentives and exemptions. Law 2166/1993 provides for a simple accounting consolidation of the assets and liabilities of the absorbed company with those of the absorbing company without valuation.

        The transformation balance sheet of the absorbed company is the one of 15 June 2005. In accordance with the provisions of Law 2166/1993, all the transactions undertaken by the absorbed company in the period between the transformation balance sheet date and the time of completion of the merger are deemed to occur for the benefit of the absorbing entity and the aggregate amounts of such transactions are recorded in a consolidated manner in the books of the absorbing company.

        As the proposed merger will take place, as stated above, in accordance with the provisions of Law 2166/1993, a report of an auditor (Ernst & Young (Hellas)) was received, as required. Such report finds and certifies the book value of the assets and liabilities of the absorbed company.

        Furthermore, no capital accumulation tax of Law 1676/1986 will be incurred due to the merger.

        All the required procedures have taken place, i.e. the drafting of the draft merger agreement, which was published in the government gazette and in summary in the daily financial newspapers "Imerissia" and "Naftemboriki".

        The share capital of the absorbed company is today € 128,331,381.60 and is divided into 83,876,720 common registered shares of nominal value € 1.53 each.

        The shareholders of the absorbed company will receive for each share € 16.42475, a consideration which for the reasons stated above in detail is just and fair, while the shares in the absorbed company held by them will be annulled due to the merger.

        Following the decision of the shareholders' meetings of the two companies for the cash out merger the execution of the notarial deed of the absorption and the transfer of all assets and liabilities of the absorbed company will take place.

        After the approval of the absorption by the competent Prefecture and after the completion of the publication formalities provided for in article 7b of Law 2190/1920 the merger will have been completed and the absorbing company will ipso iure substitute the absorbed company without any other procedure, as provided by law, in all rights, obligations and other relationships or transactions as its universal successor and its court proceedings, if any, will be continued by the absorbing company. And this without any other procedure and without interruption of the proceedings due to the present merger.

        The absorbing company has the obligation to pay to the shareholders of the absorbed entity the above consideration in cash upon registration with the registry of companies limited by shares of the resolutions of the shareholders' meetings and the above notarial deed. Regarding the shares owned by the absorbing company in the absorbed company no claim will be created and no consideration paid due to the fact that obligor and obligee will be the same entity.

        The transactions of the absorbed company starting from the date of the transformation balance sheet and until the completion of the merger will be recorded in the books that it keeps and will be incorporated retroactively in the books of the absorbing company.

        Following the above, we propose to the shareholders of the Company to approve the cash out merger of the Company with the company under the name "Troy GAC Telecommunications S.A." and the respective draft (cash out) merger agreement dated July 21, 2005 and related actions, statements or deeds for this purpose.

Maroussi, August 24, 2005
For the board of directors of
TIM HELLAS TELECOMMUNICATIONS S.A.

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  Exhibit 99.(c)(3)